Mail Stop 4561

March 24, 2009

VIA U.S. MAIL AND FAX (732) 205-8237

Barry Lefkowitz
Chief Financial Officer
Mack-Cali Realty, L.P.
343 Thornall Street
Edison, NJ 08837-2206

> **Re:** **Mack-Cali Realty, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed February 12, 2009**
> **File No. 333-57103**

Dear Mr. Lefkowitz:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Notes to Consolidated Financial Statements

11. Partners' Capital

Limited Partners' Capital

Common Units, page 93

1. Please tell us and disclose the redemption provisions of the common units held by the limited partners specifically as they relate to Mack-Cali Realty, LP, including whether or not the limited partners can put their units to Mack-Cali Realty, LP for cash. If the limited partners are able to put their units to Mack-Cali Realty, LP for cash, please tell us why you have not reported these units at their redemption amount in the mezzanine section of the balance sheet pursuant to EITF Topic No. D-98.

* * * *

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief